March 31, 2009

Mr. Mark Wojciechowski
Securities Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-7010

RE:	Firstgold Corp. Form 10-KSB for the Fiscal Year Ended January 31, 2008 Filed May 15, 2008 Form 10-Q for the Quarterly Period Ended October 31, 2008 Filed December 22, 2008 File No. 0-20722

Dear Mr. Wojciechowski:

This letter is in regards to Ms. Jill S. Davis’ letter of January 29, 2009 relating to the above referenced filings of Firstgold Corp. and as well as our letter of February 27, 2009 to you.

We have been unable to complete our draft amendments and responses to the comments of the above letter from Ms. Davis for the following additional reasons:
  We are closing as of today amended and restated Senior Secured Notes which have been in default since December 15, 2008.
  March has provided production challenges at Relief Canyon.
These activities have required extra focus from our staff and me who would normally be working on completing the amendments and responses discussed above.

Accordingly we request an extension to April 6, 2009 to complete our draft amendments and responses.  Please contact me at 530-677-5974 or 508-208-3859 with any comments or questions.

Regards,

/s/ James W. Kluber

James W. Kluber
Chief Financial Officer

Firstgold Corp.
3108 Ponte Morino Drive, Suite 210
Cameron Park, CA 95682
Phone: 530-677-5974
Fax: 530-677-7626